UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at April 15, 2008

ROCKWELL DIAMONDS INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ David J. Copeland
Chairman

Date: April 15, 2008

* Print the name and title of the signing officer under his signature.

1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.rockwelldiamonds.com

ROCKWELL DIAMONDS INC. ADOPTS SHAREHOLDER RIGHTS PLAN

April 15, 2008, Vancouver - Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI, JSE:RDI, OTCBB: RDIAF) announced today that its Board of Directors has approved the adoption of a Shareholder Rights Plan Agreement (the "Rights Plan").

The Rights Plan has been adopted to ensure the fair treatment of all Rockwell shareholders in the eventuality of a possible take-over bid for the outstanding common shares of Rockwell. In the event that a takeover bid should occur the Rights Plan provides a mechanism to ensure that shareholders have adequate time to properly evaluate and assess a take-over bid without facing undue pressure or coercion. The Rights Plan also provides the Board with additional time to consider any take-over bid and, if applicable, to explore alternative transactions in order to maximize shareholder value. As such, the Rights Plan is not designed to prevent take-over bids that treat Rockwell shareholders fairly.

Pursuant to the terms of the Rights Plan, any bid that meets certain criteria intended to protect the interests of all shareholders are deemed to be "Permitted Bids". A Permitted Bid must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, in addition to certain other conditions, must remain open for 60 days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights issued under the plan will entitle shareholders, other than any shareholder or shareholders involved in the take-over bid, to purchase additional common shares of Rockwell at a significant discount to the market price of the common shares at that time.

Rockwell President and CEO, John Bristow commented "This Rights Plan is simply a proactive measure that we believe is appropriate to adopt in light of the increased pace of merger and acquisition activity in the mining industry. We feel this is the prudent thing to do to protect shareholder value while we are embarking on the current growth phase of the Company."

The Rights Plan will be presented for ratification by the shareholders at Rockwell's 2008 annual meeting. If ratified by shareholders, the Rights Plan will have a term of three years.

For further details on Rockwell Diamonds Inc., please visit the Company's website at www.rockwelldiamonds.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.